CHRISSIEMAS PRODUCTIONS, LLC

Reviewed Financial Statements For The Period of December 31, 2020

CHRISSIEMAS PRODUCTIONS, LLC
BALANCE SHEET
DECEMBER 31, 2020
_____

ASSETS

CURRENT ASSETS

Cash	$	18,873
TOTAL CURRENT ASSETS		18,873
TOTAL ASSETS		18,873

MEMBERS' EQUITY

MEMBERS' EQUITY

Contributions		167,248
Retained Earnings (Deficit)		(148,375)
TOTAL MEMBERS' EQUITY		18,873
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	18,873

CHRISSIEMAS PRODUCTIONS, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020

Operating Income		
Sales	$	-
Gross Profit		-
Operating Expense		
General & Administrative		143,358
Legal & Professional		4,613
		147,971
Net Income from Operations		(147,971)
Net Income	$	(147,971)

CHRISSIEMAS PRODUCTIONS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(147,971)
Net Cash Flows From Operating Activities		(147,971)
Cash Flows From Financing Activities		
Members' Contributions		166,844
Net Cash Flows From Financing Activities		166,844
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		18,873
Cash at End of Period	$	18,873

CHRISSIEMAS PRODUCTIONS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020
_____

	Members' Contributions	Retained Earnings	Total Members' Equity
Balance at December 31, 2019	$ 404	$ (404)	$ -
Contributions	166,844		166,844
Net Income		(147,971)	(147,971)
Balance at December 31, 2020	$ 167,248	$ (148,375)	$ 18,873

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Chrissiemas Productions, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company is a movie production company that intends to produce a romantic comedy film set over six annual Christmas parties.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's production will be successfully commercialized. Producing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to franchise and income tax filing requirements in the State of California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- LLC MEMBER LIABILITY

The Company is a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 8, 2020 the date that the financial statements were available to be issued.